EXCLUSIVE LICENSE AGREEMENT

This Exclusive License Agreement (“Agreement”), effective as of the 16th day of June, 2020 (“Effective Date”), is made by and between BUILD IP LLC, a Nevada limited liability company (“Licensor”), and BOXABL INC., a Nevada corporation (“Licensee”).  Licensor and Licensee may be referred to herein collectively as the “Parties” and individually as a “Party.”

WHEREAS, Licensor is the owner of a portfolio of intellectual property rights applicable to foldable transportable building structures;

WHEREAS, Licensee inter alia manufactures and markets foldable transportable building structures;

WHEREAS, Licensee desires a license, and Licensor is willing to grant Licensee a license, under Licensor’s intellectual property rights applicable to foldable transportable building structures, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, and intending to be legally bound hereby, the Parties covenant and agree as follows:

Section 1.Definitions

1.1“Administrative Proceeding” means any reexamination, opposition, nullity action, inter partes review, post grant review or similar proceeding threatened or commenced before an administrative agency or judicial body by a third party with respect to any Exclusively Licensed IP.

1.2“Affiliate” means: (a) any person or entity which controls at least fifty percent (50%) of the equity or voting stock of a person or entity of interest; or (b) any person or entity fifty percent (50%) of whose equity or voting stock is owned or controlled by a person or entity of interest; or (c) any person or entity of which at least fifty percent (50%) of the equity or voting stock is owned or controlled by the same person or entity owning or controlling at least fifty percent (50%) of a person or entity of interest.  A “person or entity of interest” in this definition is a Party or a Sublicensee, as the context may indicate.

1.3“Exclusively Licensed IP” means the Licensed Patents, the Licensed Structure Know-How and the Licensed Trademarks.

1.4“Licensed IP” means the Licensed Patents, the Licensed Structure Know-How, the Licensed Transport Know-How and the Licensed Trademarks.

1.5“Licensed Structure Know-How” means any and all proprietary and other technology, data, information and knowledge, patentable or not, copyrightable or not, acquired by Licensor under the Asset Assignment Agreement between 500 Group, Inc. and Licensor executed June 15, 2020, specifically relating to the design or erection of foldable building structures, including marketing plans, strategy and information, cost information, sales leads, drawings, renderings and designs.

1.6“Licensed Transport Know-How” means any and all proprietary and other technology, data, information and knowledge, patentable or not, copyrightable or not, acquired by Licensor under the Asset Assignment Agreement between 500 Group, Inc. and Licensor executed June 15, 2020, specifically relating to the over-the-road transport of containers, containerized cargo, shipping modules or other items, including foldable building structures, including marketing plans, strategy and information, cost information, sales leads, drawings, renderings and designs.

1.7“Licensed Patents” means the Structure Patents and the Transport Patents.

1.8“Licensed Products” means foldable transportable building units in factory finished form, including four walls, one floor and one ceiling, which when unfolded forms a building structure.

1.9“Licensed Territory” means the entire world.

1.10“Licensed Trademarks” means the mark BOXABL and all formatives thereof, both with and without design elements, including the U.S. trademark applications set forth in Exhibit B hereto, any other trademark applications for the mark BOXABL, and any and all registrations issuing on any such applications.

1.11“Net Selling Price” means the total monetary amounts and other consideration paid or payable to Licensee, its Sublicensees and their Affiliates for a Royalty Bearing Sale, subject to deduction of the following: (a) all taxes to be paid on the basis of the sales price (e.g., sales tax, value added tax); and (b) amounts repaid or credited by reason of rejections, returns or recalls; provided however, that as to shipping costs: (x) they are not to be deducted, and are to be included in the Net Selling Price, where the shipping utilizes any issued and unexpired Licensed Patent; (y) but otherwise, shipping costs may be deducted in determining Net Selling Price.

1.12“Royalty Bearing Sale” means the first sale, lease or other transfer of a Licensed Product by Licensee, its Sublicensees or their Affiliates (for example, a sales Affiliate) authorized by license under this Agreement to an Unaffiliated Third Party: (a) the manufacture of which (by it or by a have made manufacturer), or the importation, export, use, offer for sale or lease, sale, lease or transfer of which (i) would infringe any issued and unexpired claim of an issued Licensed Patent, absent the license rights granted Licensee herein; and/or (ii) utilizes any of the Licensed Structure Know-How or Licensed Transport Know-How; or (b) in connection with the importation, export, offering for sale or lease, sale, lease or transfer of which is used any of the Licensed Trademarks.  In this Agreement, a Royalty Bearing Sale by an Affiliate of Licensee is deemed a Royalty Bearing Sale by Licensee, and a Royalty Bearing Sale by an Affiliate of a Sublicensee is deemed a Royalty Bearing Sale by the Sublicensee.

1.13“Royalty Payment Date” means thirty (30) days after the end of each calendar quarter.

1.14“Structure Patents” means (a) all United States and foreign patent applications and patents set forth in Exhibit A-1 hereto; (b) any and all United States and foreign patent applications that claim priority benefit of the filing date of any of the patents and patent applications identified in Exhibit A-1 hereto, including non-provisional applications, design patent applications, continuation, divisional  and continuation-in-part applications, applications filed pursuant to international convention or treaty, national stage applications, reissue applications and applications for  reexamination; and (c) any and all United States and foreign patents issuing on any patent application that is the subject of (a) or (b) above, together with any and all reissue applications, reissue patents, extensions, renewals, applications for reexamination and reexamination certificates for or based upon any such patent.

1.15“Sublicensee” means any franchisee of Licensee and any other Unaffiliated Third Party to whom Licensee grants a sublicense under Section 2.2 below.

1.16“Third Party Infringement” means: (a) the manufacture, importation, export, use, offering for sale or lease, sale, lease or transfer of a product, by an unauthorized third party in the Licensed Territory, covered by an issued and unexpired claim of any issued Structure Patent; (b) the manufacture, importation, export, use, offering for sale or lease, sale, lease or transfer in the Building Transport Field of a product, by an unauthorized third party in the Licensed Territory, covered by an issued and unexpired claim of any issued Transport Patent; (c) the utilization by an unauthorized third party of any Licensed Structure Know-How in the Licensed Territory; or (d) the use of any mark or name the same as or confusingly similar to any of the Licensed Trademarks by an unauthorized third party in the Licensed Territory.

1.17“Building Transport Field” means the over-the-road transport of foldable transportable building structures.

1.18“Transport Patents” means (a) all United States and foreign patent applications and patents set forth in Exhibit A-2 hereto; (b) any and all United States and foreign patent applications that claim priority benefit of the filing date of any of the patents and patent applications identified in Exhibit A-2 hereto, including non-provisional applications, design patent applications, continuation, divisional  and continuation-in-part applications, applications filed pursuant to international convention or treaty, national stage applications, reissue applications and applications for  reexamination; and (c) any and all United States and foreign patents issuing on any patent application that is the subject of (a) or (b) above, together with any and all reissue applications, reissue patents, extensions, renewals, applications for reexamination and reexamination certificates for or based upon any such patent.

1.19“Unaffiliated Third Party” means, with respect to Licensee, a third party that is not an Affiliate of Licensee, and with respect to a Sublicensee, a third party that is not an Affiliate of the Sublicensee.

Section 2.License Grants; Sublicenses; Quality Control and Trademark Use

2.1License Grants.

2.1.1Exclusive Structure Patents License. Licensor hereby grants to Licensee a sole and exclusive license under the Structure Patents to make, have made for it, import, export, use, offer for sale or lease, sell, lease and transfer Licensed Products in the Licensed Territory.

2.1.2Exclusive Transport Patents License.  Licensor hereby grants to Licensee a sole and exclusive license under the Transport Patents to make, have made for it, import, export, use, offer for sale or lease, sell, lease and transfer Licensed Products in the Licensed Territory, limited to the Building Transport Field.  For avoidance of doubt, Licensor reserves all rights in the Transport Patents outside the Building Transport Field, including the right to license others, either on an exclusive or non-exclusive basis, outside the Building Transport Field.

2.1.3Exclusive Trademark License. Licensor hereby grants to Licensee a sole and exclusive license to use the Licensed Trademarks in connection with the manufacture, importation, export, use, offering for sale or lease, sale, lease and transfer of Licensed Products in the Licensed Territory.

2.1.4Exclusive Structure Know-How License. Licensor hereby grants to Licensee a sole and exclusive license to use the Licensed Structure Know-How in connection with the manufacture, importation, export, use, offering for sale or lease, sale, lease and transfer of Licensed Products in the Licensed Territory.

2.1.5Nonexclusive Transport Know-How License. Licensor hereby grants to Licensee a non-exclusive license to use the Licensed Transport Know-How in connection with the manufacture, importation, export, use, offering for sale or lease, sale, lease and transfer of Licensed Products in the Licensed Territory.

2.2Sublicenses. Licensee shall have the right to sublicense any of its rights and obligations under this Agreement, provided that the sublicense is in writing and obligates the Sublicensee to comply with all obligations owed to Licensor which are set forth in this Agreement, including all quality control, payment, record keeping and other provisions as are set forth in Sections 2, 3 and 4 of this Agreement. Licensee shall provide Licensor with an unredacted copy of each sublicense agreement promptly following execution by all parties thereto.  A Sublicensee shall have no right to further sublicense, and shall not further sublicense, any of its rights or obligations under this Agreement.  Licensee shall be responsible to Licensor for the compliance of its Sublicensees with all obligations owed Licensor which are set forth in this Agreement.

2.3Quality Control.  Licensee shall ensure that all products and services provided under the Licensed Trademarks, including those of its Sublicensees, will be of sufficiently high quality to protect the Licensed Trademarks and the goodwill symbolized thereby.  Licensee and its Sublicensees shall not to use or permit use of the Licensed Trademarks in any manner that tarnishes, degrades, disparages or reflects adversely on Licensor or its business or reputation or that would be detrimental to the Licensed Trademarks or their associated goodwill.

2.4Trademark Use. Licensees and its Sublicensees are obligated to use and agree to use the Licensed Trademarks in connection with the manufacture, importation, export, use, offering for sale or lease, sale, lease and transfer of all Licensed Products in the Licensed Territory.  Licensee and its Sublicensees shall use the Licensed Trademarks only in accordance with the style and quality standards that Licensor may from time to time establish and communicate to Licensee in writing, and shall not register nor attempt to register in any jurisdiction any trademark or service mark that is the same as or confusingly similar to any of the Licensed Trademarks or which would reasonably be expected to result in dilution of any of the Licensed Trademarks.

2.5Licensor’s Right to Inspect.  Licensee and its Sublicensees: (a) shall permit Licensor or its duly authorized representatives, upon reasonable notice, to inspect and review all business locations and materials of Licensee and its Sublicensees, and any and all uses of the Licensed Trademarks by Licensee and its Sublicensees, to assure that Licensee’s use of the Licensed Trademarks is consistent with this Agreement, and that the products and services associated with the Licensed Trademarks meet the quality standards contemplated herein; (b) will furnish on Licensor’s request representative samples of all advertising and promotional materials used in connection with the Licensed Trademarks; and (c) will make all changes to such materials that Licensor reasonably requests to comply with Section 2.3 and Section 2.4 above, or to otherwise preserve the validity of, or Licensor’s rights in, the Licensed Trademarks.

2.6Marking.  Licensee and its Sublicensees shall include on the Licensed Products, on packaging for the Licensed Products and/or on all advertising and promotional materials used in connection with the Licensed Products such statutory patent marking(s) and notices of claims of trademark rights and registrations as Licensor may direct in writing.

2.7No Disclosure Obligation; Confidentiality.  Nothing in this Agreement will be construed as imposing on Licensor any obligation to disclose to Licensee any technology, data, information or knowledge.  Licensee agrees not to disclose to any third party any confidential Licensed Structure Know-How or Licensed Transport Know-How, except under sublicense as permitted in this Agreement or otherwise in writing by Licensor.

2.8No Continuing Development Obligations.  Licensor is not obligated under this Agreement to conduct further development work in connection with the design, transport or erection of foldable building structures (although it may do so), or to seek patent protection for any of its inventions or developments relating thereto, or to disclose to Licensee or to grant Licensee any license right or other interest in or under such inventions, developments or patent protection.

Section 3.License Payments; Royalties

3.1Quarterly Royalty Payments. As consideration for the license rights granted in this Agreement, Licensee agrees to pay Licensor a royalty of one percent (1%) on the Net Selling Price of each Royalty Bearing Sale by Licensee and its Affiliates, and by its Sublicensees and their Affiliates. The royalty obligation for each Royalty Bearing Sale accrues on the earlier of: (a) the first shipment date to an Unaffiliated Third Party; and (b) the date Licensee and any of its Affiliates, or a Sublicensee and any of its Affiliates, as the case may be, receives or has received in aggregate five percent (5%) or more of the monetary amounts or other consideration for the Royalty Bearing Sale.  For avoidance of doubt, Licensee is responsible to Licensor for payment of all royalties due from Royalty Bearing Sales by its Affiliates, and by its Sublicensees and their Affiliates.

3.2Duration of Royalty Obligations. The obligations to pay royalties pursuant to Section 3.1 commences on the Effective Date, and continues throughout the term of this Agreement and following termination of this Agreement for every Royalty Bearing Sale made by Licensee, its Sublicensees and their Affiliates during the term of this Agreement.

3.3Accounting for Payments

3.3.1Royalty Payment Date. Amounts owing to Licensor under this Section 3 shall be paid quarterly, on or before the Royalty Payment Date for all Royalty Bearing Sales in the preceding calendar quarter. Licensor has the right to assess interest at the lower of: (a) one and one-half percent (1.5%) per month; or (b) the highest rate allowed by applicable law; for royalties due but remaining unpaid after the applicable Royalty Payment Date.

3.3.2Manner of Payment.  Licensee shall tender royalty payments to Licensor by hand or by regular U.S. mail, or otherwise as Licensor directs in writing.  Licensee will submit all royalty payments with a Royalty Report, substantially in the form shown in Exhibit C hereto, identifying separately for each Royalty Bearing Sale: (i) the factory of manufacture; (ii) any VIN or other identification number assigned to the Licensed Product that is the subject of such sale; (iii) the Unaffiliated Third Party purchaser; (iv) the total monetary amounts and other consideration paid or payable on such sale; (iv) any taxes and other deductions authorized under Section 1.11 above; (v) the calculated Net Selling Price; and (vi) the calculated royalty due.

Section 4.Record Keeping

4.1Records. For a period not less than six (6) years following each Royalty Payment Date, Licensee shall keep, and shall insure that its Sublicensees shall keep, such books and records as are sufficient to verify the correctness of all amounts payable on such date, including without limitation inventory, sales and invoice records, general ledgers, financial statements and tax returns of Licensee, its Sublicensees and their Affiliates as relate to the Licensed Products.

4.2Audits. Licensor shall have the right to appoint an independent certified public accounting firm reasonably acceptable to Licensee to audit the records of Licensee, its Sublicensees and their Affiliates to verify all payments made under Section 3.3 of this Agreement.  The records relevant to each such payment shall be open for audit for a period of six (6) years following the applicable Royalty Payment Date. If a deficiency with regard to any amounts payable hereunder is established by such accounting firm, Licensee shall pay the deficiency within thirty (30) days of receiving notice thereof along with applicable interest as described herein.  Licensor may exercise its right of audit no more frequently than once in any calendar year.  Licensor shall be solely responsible for paying the accounting firm’s bills for any such audit; provided that if the deficiencies in amounts payable for any calendar quarter are greater than five percent (5%), then Licensee shall be solely responsible for paying the accounting firm’s bills.  For avoidance of doubt, the written sublicense agreement required by Section 2.2 shall provide Licensor with the rights, and obligate each Sublicensee, as provided in this Section 4.2.

Section 5.Ownership; Maintenance; Marketing Efforts

5.1Ownership.  Licensor owns and retains all right, title and interest in and to the Licensed IP.  Licensee’s use of the Licensed Trademarks inures solely to the benefit of Licensor.

5.2Maintenance. Licensee shall have sole control over the prosecution and maintenance of the Exclusively Licensed IP, in accordance with the exclusive rights granted Licensee under Section 2 above, at Licensee’s sole expense.  Licensee will diligently prosecute to issuance each patent application and trademark application included in the Exclusively Licensed IP, will timely pay all maintenance and renewal fees when due in connection with each patent, patent application, trademark application and trademark registration included in the Exclusively Licensed IP, and will not abandon any patent, patent application, trademark application or trademark registration included in the Exclusively Licensed IP absent the written consent of Licensor.

5.3Licensee Assistance. Licensor agrees to render such assistance as Licensee may reasonably request (and at Licensee’s expense), to further the prosecution or renewal of any of the Licensed Patents, or any registration or application to register any of the Licensed Trademarks.

5.4Licensee’s Sales Efforts.  Licensee agrees to use commercially reasonable efforts to market, promote, distribute, solicit orders for, sell and promote the use of the Licensed Products within the Licensed Territory.

Section 6.Litigation and Administrative Proceedings

6.1Infringement Notice.  Each Party will promptly notify the other Party in the event that it becomes aware of any Third Party Infringement.  Any action instituted or threatened by a third party requesting a declaratory judgment of non-infringement as to any activity meeting the requirements of a Third Party Infringement, as defined in this Agreement, will be considered a Third Party Infringement for purposes of this Section 6, even if joined with any request for a declaratory judgment that such Exclusively Licensed IP is invalid or unenforceable.

6.2Rights to Sue. Licensee will have the sole right, but not the obligation, to bring suit to remedy a Third Party Infringement, subject to the provisions of this Section 6.2.  In the event Licensee decides to bring suit to remedy a Third Party Infringement, Licensee shall so notify Licensor within thirty (30) days of either Party providing notice to the other Party under Section 6.1 above of the Third Party Infringement.  In the event that Licensee provides notice of its decision to bring suit to remedy the Third Party Infringement within thirty (30) days, Licensor shall have the option, exercisable at Licensor’s sole discretion upon timely notice to Licensee, to join the suit as a co-party with Licensee.  In the event that Licensee does not provide notice of a decision to bring suit to remedy a Third Party Infringement within thirty (30) days, then upon Licensor’s request Licensee agrees to discuss with Licensor the matter of remedying the Third Party Infringement.  If following such discussion, Licensee does not then bring suit to remedy the Third Party Infringement, then thereafter Licensor will have the right to bring suit to remedy the Third Party Infringement with Licensee’s consent, which shall not be unreasonably withheld.

6.3Conduct of Suit.  The Parties will reasonably cooperate in connection with any suit brought to remedy a Third Party Infringement, or in connection with any other suit involving any Licensed IP, including without limitation by consenting to being joined as a party to satisfy indispensable or required party procedural rules or laws, as well as by assisting in responding to discovery propounded by the adverse party or parties, furnishing records, information and testimony, providing witnesses, and attending conferences, discovery proceedings, hearings and trials and appeals.  The Party bringing suit will have final say on all decisions relating to the suit, while giving reasonable consideration to all suggestions brought to its attention by the other Party, except if Licensor has exercised its option and joined the suit as a co-party with Licensee pursuant to Section 6.2, in which case all such decisions shall be by mutual agreement.  For clarity, the joinder of Licensor in any suit to satisfy indispensable or required party procedural rules or laws shall not be deemed the exercise by Licensor of its option to join any suit as a co-party with Licensee pursuant to Section 6.2 above.

6.4Settlement and Recovery. The Party bringing suit to remedy a Third Party Infringement will have the right to settle any action or proceeding, or enter into a consent judgment or other voluntary disposition, except if Licensor has exercised its option and joined the suit as a co-party with Licensee pursuant to Section 6.2, in which case any settlement, consent judgment or other voluntary disposition shall be by mutual agreement.  If suit is solely brought by Licensee pursuant to Section 6.2, any recovery or damages awarded as a result of such action or proceeding, including by way of settlement, and all responsibilities for costs and liabilities arising from the suit (including attorney fees) will be received and borne by Licensee, subject to a royalty payable to Licensor of one percent (1%) on net proceeds (recovery or damages awarded less costs) greater than zero. If suit is solely brought by Licensor pursuant to Section 6.2, any recovery or damages awarded as a result of such action or proceeding, including by way of settlement, and all responsibilities for costs and liabilities arising from the suit (including attorney fees) will be received and borne solely by Licensor.  If Licensor has exercised its option and joined suit as a co-party with Licensee pursuant to Section 6.2, any and all recovery, damages, costs and liabilities shall be shared equally by the Parties.

6.5Administrative Proceeding Notification.  Each Party will promptly notify the other Party in the event that it becomes aware of any Administrative Proceeding.

6.6Conduct of Administrative Proceedings.  Licensee has the final say on all decisions relating to the defense of any Administrative Proceeding, while giving reasonable consideration to all suggestions brought to its attention by the Licensor; provided however, that if the subject of the Administrative Proceeding is a Transport Patent, then in that case Licensee shall also give reasonable consideration to all suggestions brought to its attention by any exclusive licensees under such Transport Patent outside the Building Transport Field.

6.7Administrative Proceeding Costs. Licensee will bear all costs incurred during the term of this Agreement of the defense of any Administrative Proceeding.

6.8Further Cooperation.  The Parties will discuss and resolve in a mutually agreeable manner any matter relating to a suit or proceeding involving any Exclusively Licensed IP which is not otherwise provided for in this Section 6.

Section 7.Warranties; Disclaimers; Limitations of Liability

7.1Warranties.  Licensor represents and warrants that, as of the Effective Date: (i) Licensor has the right to enter into this Agreement; and (ii) Licensor has all right, power and authority to grant the exclusive licenses granted to Licensee pursuant to this Agreement.  Licensee represents and warrants that, as of the Effective Date, Licensee has the right to enter into this Agreement.

7.2No Other Warranties. EXCEPT AS SPECIFICALLY WARRANTED ABOVE, NEITHER PARTY MAKES ANY WARRANTIES TO THE OTHER PARTY, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF NOVELTY, MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, ANY WARRANTY AS TO THE VALIDITY OR ENFORCEABILITY OF ANY PATENTS OR TRADEMARKS, OR ANY WARRANTY THAT ANY PRODUCT OR METHOD DOES NOT INFRINGE THE INTELLECTUAL PROPERTY OF THIRD PARTIES.  LICENSOR DOES NOT WARRANT, AND EXPRESSLY DISCLAIMS ANY WARRANTY, THAT THE LICENSED IP, OR ANY PATENT, PATENT APPLICATION, TRADEMARK OR TRADEMARK APPLICATION INCLUDED THEREIN, CAN BE UTILIZED FREE FROM INFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS.

7.3Indemnity.  Licensee will indemnify and hold harmless Licensor, and its officers, directors, managers, employees and agents, from and against any and all damages, liabilities, fines, penalties, losses and expenses (including reasonable legal fees, litigation related expenses and punitive damages) arising out of any claim, action or suit threatened or brought by a third party alleging that any product or service of Licensee, its Sublicensees or their Affiliates, by reason of any defect or feature relating to design, manufacture, material, workmanship or otherwise, or that any act or inaction by Licensee, its Sublicensees or their Affiliates, or by the directors, managers, employees, contractors, subcontractors or agents of any of them, including any such act or inaction asserted to have been negligent, grossly negligent, intentional or otherwise, directly or indirectly caused any property damage or economic loss, or personal injury, including death.

7.4Limitation of Liability.  EXCEPT AS PROVIDED BY SECTION 7.3, NEITHER PARTY WILL BE LIABLE FOR ANY INCIDENTAL, SPECIAL, PUNITIVE, INDIRECT, EXEMPLARY OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF BUSINESS, BUSINESS OPPORTUNITY, PROFITS, GOODWILL OR OTHER ECONOMIC LOSS) IN CONNECTION WITH, ARISING OUT OF, OR RELATING TO THIS AGREEMENT, WHETHER SUCH LIABILITY ARISES FROM ANY CLAIM BASED UPON CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE), PRODUCT LIABILITY OR OTHERWISE, AND WHETHER OR NOT A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

Section 8.Term and Termination

8.1Term. This Agreement shall commence on the Effective Date and shall continue in effect thereafter until terminated, either by mutual written agreement of the Parties, or in accordance with the provisions of Section 8.2 below.

8.2Default and Termination. Any one or more of the following events shall constitute an event of default hereunder:

8.2.1Licensee’s failure to pay amounts when due under Section 3; or

8.2.2the failure of either Party to perform any other material obligation required of it to be performed hereunder; or

8.2.3either Party becomes insolvent or becomes the subject of any proceeding under any bankruptcy, insolvency or liquidation law.

Upon the occurrence of any event of default set forth in Section 8.2.1 or 8.2.2, the non-defaulting Party may deliver to the defaulting Party written notice of intent to terminate specifying in reasonable detail the nature of such default, whereupon this Agreement shall terminate thirty (30) days after the defaulting Party’s receipt of the notice, unless the event of default is cured within such period.  Upon the occurrence of any event of default set forth in Section 8.2.3, the non-defaulting Party may deliver to the defaulting Party written notice of same, whereupon this Agreement shall terminate immediately upon Licensee’s receipt of the notice.

8.3Effects of Termination. Upon termination of this Agreement: (i) the licenses granted hereunder shall terminate; (ii) Licensee shall have no further right to utilize the Licensed IP; and (iii) all rights granted to Licensee hereunder shall revert to Licensor for the sole benefit of Licensor.

8.4Survival.  The following provisions will survive termination or expiration of this Agreement:  Sections 1, 3, 4, 6.3, 6.4, 6.7, 7.2-7.4, 8.3, this 8.4 and 11.1-11.5.

Section 9.Assignability

9.1Neither Party shall assign this Agreement or its rights or obligations hereunder without the prior written consent of the other Party; provided, however, that  either Party may assign this Agreement in its entirety to an Affiliate without the written consent of the other Party.  In addition, either Party (but in the case of Licensee, subject to Licensor’s prior written consent, such written consent not to be unreasonably delayed or withheld) may assign this Agreement to a successor in connection with the merger, consolidation, or sale of all or substantially all of its assets or equity or that portion of its business to which this Agreement relates, provided that such successor agrees to be bound in writing to all provisions of this Agreement.  In connection with an authorized assignment as set forth in this Section 9.1, the assigning party shall promptly provide the non-assigning party with a copy of the executed assignment documentation. Assignments not permitted under this Section 9.1 or not consented to in writing by the other Party shall be void.

Section 10.Notice

10.1All notices required or permitted to be given by any provision of this Agreement must be in writing and will be deemed to be given:  (i) two (2) days after deposit with an internationally recognized overnight delivery service, delivery charges prepaid; (ii) upon the date that the notice was transmitted by electronic means, so long as duplicate notification is sent via (i); or (iii) when delivered by hand.  Addresses for notices are as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.1):

(a)	To Licensor:

	Name/Title:	Paolo Tiramani - Managing Member

	Address:	Build IP LLC
		3726 S. Las Vegas Blvd.	#3306
Las Vegas, NV 89158
	Phone:	(530) 500-0005
	E-mail:	tiramani@500group.com

(b)	To Licensee:

	Name/Title:	Paolo Tiramani - President

	Address:	Boxabl Inc.
6120 N. Hollywood Blvd.
Las Vegas, NV 89115
Phone: (530) 500-0005
E-mail: hello@boxabl.com

Section 11.Miscellaneous

11.1Governing Law. This Agreement shall be construed in accordance with the laws of the State of Nevada.

11.2Disputes.  Any claims, disputes or controversy between the Parties arising out of this Agreement shall be resolved by arbitration held in Clark County, State of Nevada before a single arbitrator.

11.3Entire Agreement. This Agreement constitutes the entire agreement between the Parties, and contains all of the agreements between the Parties with respect to the subject matter hereof.  This Agreement supersedes any and all other prior agreements, either oral or in writing, among the Parties hereto with respect to the subject matter hereof.  No change or modification of this Agreement shall be valid unless the same shall be in writing and signed by the Licensor and Licensee.

11.4Waiver.  No waiver of any provision of this Agreement shall be valid unless in writing and signed by the Party against whom charged.  The failure of either Party at any time to demand strict performance by the other of any provision set forth herein shall not be constructed as a continuing waiver or relinquishment thereof, and either Party may, at any time, demand strict and complete performance by the other of any such provision.

11.5Severability. In the event that any provision of this Agreement is held to be partially or wholly invalid or unenforceable for any reason whatsoever, such holding shall not affect, alter, modify or impair in any manner whatsoever any of the other provisions of this Agreement, or the remaining portion of the provision held to be partially invalid or unenforceable.

11.6Further Assurances.  Licensee agrees to perform all lawful acts and execute such instruments as Licensor may reasonably request to confirm, evidence, maintain and protect Licensor’s rights in and to the Licensed Trademarks and the Licensed Patents.

11.7Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

11.8Headings.  The headings and sub-headings used in this Agreement are for convenience of reference only and are not to affect the interpretation of this Agreement.

[Signature Page and Exhibits A-1, A-2, B and C follow]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Exclusive License Agreement as of the dates indicated below.

Licensor:

BUILD IP LLC

/sPaolo Tiramani
Name: Paolo Tiramani
Title: Manager

Dated: June 17, 2020

Licensee:

BOXABL INC.

/sPaolo Tiramani
Name: Paolo Tiramani
Title: President

Dated: June 17, 2020

Exhibit A-1

Structure Patents

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Modular Prefabricated House	Patented	10/653,523	9/2/2003	8,474,194	7/2/2013
US	Modular Prefabricated House	Patented	13/900,579	5/23/2013	8,733,029	5/27/2014
Canada	Modular Pre-Fabricated House	Patented	2442403	9/24/2003	2442403	12/2/2008
US	Customizable Transportable Structures and Components Therefor	Pending	16/143,598	9/27/2018
US	Customizable Transportable Structures and Components Therefor	Pending	16/804,473	2/28/2020
US	Customizable Transportable Structures and Components Therefor	Pending	15/931,768	5/14/2020
PCT	Customizable Transportable Structures and Components Therefor	Pending	PCT/US18/53006	9/27/2018
Europe	Customizable Transportable Structures and Components Therefor	Pending	18 864 413.2	4/30/2020
Canada	Customizable Transportable Structures and Components Therefor	Pending	3,078,484	4/3/2020
US	Customizable Transportable Structures with Utility Channels and Laminate Enclosures	Pending	62/960,991	1/14/2020
US	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	16/786,130	2/10/2020
PCT	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	PCT/US20/17524	2/10/2020
US	Enclosure Component Perimeter Structures	Pending	16/786,202	2/10/2020
PCT	Enclosure Component Perimeter Structures	Pending	PCT/US20/17527	2/10/2020
US	Equipment and Methods for Erecting a Transportable Foldable Building Structure	Pending	16/786,315	2/10/2020
PCT	Equipment and Methods for Erecting a Transportable Foldable Building Structure	Pending	PCT/US20/17528	2/10/2020

Exhibit A-2

Transport Patents

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Wheeled Assembly for Item Transport	Pending	16/143,628	9/27/2018
PCT	Wheeled Assembly for Item Transport	Pending	PCT/US18/53015	9/27/2018
Europe	Wheeled Assembly for Item Transport	Pending	18 863 822.5	4/30/2020
Canada	Wheeled Assembly for Item Transport	Pending	3,078,486	4/3/2020

Exhibit B

Licensed Trademarks

JURISDICTION	MARK	STATUS	APP. NO.	APP. DATE	ALLOWED DATE	REG. DATE
US	BOXABL	Pending	87/545,723	7/27/2017	2/13/2018
US	BOX BL + Design	Pending	88/490,122	6/26/2019	12/17/2019

Exhibit C

Form of Royalty Report

Reporting Period:  from _________ to ____________

Factory	Purchaser	VIN No.	Total Paid	Taxes and Other Deductions	Calculated Net Selling Price	Calculated Royalty Due